

# BTIG, LLC

(SEC. I.D. NO. 8-65473)

Statement of Financial Condition as of December 31, 2021, and Report of Independent Registered Public Accounting Firm

**PUBLIC DOCUMENT**

*(Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.)*

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| SEC FILE NUMBER |
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| 8-65473 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BTIG, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Montgomery Street, 6th Floor
(No. and Street)

| San Francisco | CA | 94111 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brian K Endres | 415-248-2200 | bendres@btig.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

| One Bush Street | San Francisco | CA | 94104 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/08/2003 | 243 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Brian K Endres_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BTIG, LLC_____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_See attached Jurat Certificate_

Signature: _Brian K Endres_

Title:

__Chief Financial Officer_____

_____
Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ ______________________________
*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2022,
*Date* *Month* *Year*
by
(1) Brian Kenneth Endres
(~~and (2)~~ ______________________________),
*Name(~~s~~) of Signer(~~s~~)*

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

ISABELLE M. MARQUET
Notary Public - California
San Francisco County
Commission # 2371486
My Comm. Expires Aug 19, 2025

*Seal*
*Place Notary Seal Above*

Signature ______________________________
*Signature of Notary Public*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ______________________ Document Date: ____________

Number of Pages: _____ Signer(s) Other Than Named Above: ______________________



Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

**Report of Independent Registered Public Accounting Firm**

Board of Managers
BTIG, LLC
San Francisco, California

**Opinion on Financial Statement**

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Broker-Dealer") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2013.

San Francisco, California

February 25, 2022

# BTIG, LLC
## Statement of Financial Condition
## As of December 31, 2021

### Assets
| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 118,194,983 |
| Cash segregated under federal or other regulations | | 13,167,917 |
| Securities owned - at fair value | | 112,472,773 |
| Receivables from and deposits with clearing brokers | | 68,142,986 |
| Receivables from other broker-dealers, net | | 5,651,849 |
| Receivables from clients | | 13,309,957 |
| Receivables from parent, affiliates and employees | | 25,666,052 |
| Operating lease right of use assets | | 50,369,208 |
| Other assets | | 9,130,693 |
| Total assets | $ | 416,106,418 |

### Liabilities And Members' Equity

Liabilities
| | | |
|---|---|---:|
| Securities sold not yet purchased - at fair value | $ | 18,777,292 |
| Payable to broker dealer | | 161,703 |
| Accrued commissions | | 11,864,324 |
| Accrued compensation and benefits | | 165,668,591 |
| Accrued floor brokerage, exchange, execution and clearance fees | | 1,364,720 |
| Accounts payable and other accrued expenses | | 22,982,748 |
| Operating lease liabilities | | 57,202,476 |
| Total liabilities | | 278,021,854 |
| Members' equity | | 138,084,564 |
| Total liabilities and members' equity | $ | 416,106,418 |

*See notes to statement of financial condition*

# BTIG, LLC

## Notes to Statement of Financial Condition
## As of December 31, 2021

1. **Nature of Business**

   BTIG, LLC (the "Company") is owned by Condor Trading, LP (the "Parent") and Goldman Sachs Group, Inc. The Company received approval to operate and conduct business as a broker-dealer in December 2002, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). The Company is engaged in brokerage activities acting primarily as an agent for institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADR's"), Exchange-Traded Funds ("ETF's"), listed options, as a principal for transactions in fixed income securities as well as on a name give-up basis for futures and foreign exchange transactions. The Company also offers customers access to a full range of strategic financial advisory, capital market, prime brokerage, and investment banking related services. All institutional customer equity, options and fixed income businesses are cleared through clearing brokers, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation** — The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   **Use of Estimates** — The preparation of the Company's financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

   **Cash and Cash Equivalents** — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

   **Cash Segregated under Federal or Other Regulations** — At December 31, 2021, the Company had maintained a cash balance of $13,167,917 in a reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

   **Securities Owned and Securities Sold not yet Purchased** — Securities owned, and securities sold not yet purchased are recorded on a trade-date basis and are carried at fair value. Realized and unrealized gains and losses have been reflected in Brokerage Revenue, net.

   **Receivables From Clearing Brokers** — Securities transactions are executed through clearing brokers on a fully-disclosed basis. Amounts receivable from the clearing brokers relate to such transactions.

**Fair Value of Financial Instruments** — Securities owned, and securities sold not yet purchased, are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, receivable from and payable to clearing brokers and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent re-pricing.

**Income Taxes** — As a limited liability company that is treated as a partnership for income tax purposes, the Company is not directly liable for income taxes.

**COVID-19** - On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus ("COVID-19") and the risks to the international community as the virus spreads globally. In March 2020, the WHO classified the COVID-19 as a pandemic, based on the rapid increase in exposure globally.

The extent and duration of the pandemic is unknown, and the future effects on our business are uncertain and difficult to predict. The Company is continuing to monitor the events and circumstances surrounding the COVID-19 pandemic, which may require adjustments to the Company's estimates and assumptions in the future.

3. **Fair Value of Assets and Liabilities**

Financial Accounting Standards Board ("FASB") authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Authoritative literature also establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entity. Assessing the significance of an input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

*Level 1* — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Investments in this category included active exchange-traded money market funds, listed equities, and listed options. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

*Level 2* — Valuations based on inputs other than quoted prices or included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

*Level 3* — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

**Valuation Techniques** — The Company values investments in securities owned and securities sold not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

For investment securities categorized as Level 2, the Company uses prices obtained from independent third-party pricing services to measure fair value. Prices received from the pricing services are validated using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. The Company does not adjust the prices received from third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2021, the Company did not adjust prices received from the pricing services.

**Assets and Liabilities Recorded at Fair Value** — The Company's assets and liabilities recorded at fair value include securities owned and securities sold not yet purchased. These assets and liabilities are categorized as Level 1 and Level 2 based upon the fair value hierarchy. There were no securities classified as Level 3 at December 31, 2021.

The following table as of December 31, 2021, summarizes the valuation of the Company's investments by the fair value hierarchy levels:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **Assets - Securities owned** | | | | |
| Equity Securities | $ 95,085,693 | $ 93,424,432 | $ 1,661,261 | $ - |
| Preferred Equity Securities | 13,462,127 | 13,462,127 | - | - |
| Equity Options | 20,655 | 20,655 | - | - |
| Corporate Debt Securities | 3,904,298 | 3,904,298 | - | - |
| Total assets | $ 112,472,773 | $ 110,811,512 | $ 1,661,261 | $ - |
| | | | | |
| **Liabilities - Securities sold not yet purchased** | | | | |
| Equity Securities | $ 18,471,555 | $ 18,471,555 | $ - | $ - |
| Preferred Equity | - | - | - | - |
| Corporate Debt Securities | 305,737 | 305,737 | - | - |
| Total liabilities | $ 18,777,292 | $ 18,777,292 | $ - | $ - |

The Company did not transfer any assets or liabilities between level 1, level 2, or level 3 during 2021.

## 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and CFTC Regulation 1.17. The Company has elected to use the alternative method to compute net capital as permitted by the Rule. Under the alternate method, the Rule requires net capital to be not less than the greater of the minimum net capital requirement or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. The Rule also requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates. At December 31, 2021, the Company's minimum net capital requirement was $250,000. At December 31, 2021, the Company's net capital was $179,581,258 which was $179,331,258 in excess of its minimum requirement.

## 5. Receivables From Clearing Brokers

Receivables from the clearing brokers, Goldman, Sachs & Co., Pershing LLC, ABN Amro Clearing Chicago LLC, and Mirae Asset Securities (USA), Inc. ("Clearing Brokers"), are pursuant to clearance agreements in effect. At December 31, 2021, the Company's total receivables from four Clearing Brokers were approximately $68,142,986 of which approximately $4,500,000 is maintained as clearing deposits at these Clearing Brokers. The Company's total receivables also included a deposit of $1,000,000 maintained at an executing broker at December 31, 2021.

## 6. Receivables From Other Broker-Dealers, Net

Receivables from other broker-dealers are stated net of allowance for credit losses of $111,389 at December 31, 2021. Receivables from other broker-dealers consist primarily of commissions owed to the Company from agency option trading, agency futures trading transactions and agency transactions related to foreign currencies done on behalf of the Company's customers.

## 7. Financial Instruments – Credit Losses

The Company's allowance for credit losses on financial assets that are measured at amortized cost reflect management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, duration outstanding, credit quality of the counterparty, current conditions and forecasts that affect the collectability of the reported amounts. Expected credit losses for newly recognized financial assets, and changes to expected credit losses during the period are recognized in earnings.

## 8. Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk

Pursuant to clearance agreements, the Company introduces its security transactions to Clearing Brokers on a fully disclosed basis. The customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying security positions or conducting securities transactions introduced by the Company.

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

In addition to the Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, if such counterparties do not fulfill their obligations.

The Company's trading activities include providing brokerage services to customers. To facilitate these customer transactions, the Company purchases proprietary security positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold not yet purchased may exceed the amount recorded in the Statement of Financial Condition. The associated interest rate risk of these securities is not deemed material to the Company.

9. **Concentration of Credit Risk**

Most of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest-bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its Clearing Brokers as disclosed in Note 6. The Company's management does not believe the credit risk associated with its cash and cash equivalents and receivables from Clearing Brokers is significant due to the financial stability of such financial institutions.

10. **Related-Party Transactions**

The Company has a revolving line of credit with the Parent which allows the Parent to borrow amounts up to $10,000,000 from the Company. In accordance with applicable regulatory requirements, no borrowing can occur that would cause the Company to be in violation of its minimum net capital requirement. The Parent pays the Company interest based on the London Interbank Offered Rate. The average interest rate used to calculate interest in 2021 was .30%. As of December 31, 2021, $22,987,598 was outstanding under the line of credit and is included in receivable from parent, affiliates, and employees. From time to time, the Company also purchases fixed assets or pays operating expenses on behalf of the Parent. Included in receivable from parent, affiliates and employees is approximately $1,808,190 receivables for such amounts at December 31, 2021. Amounts that are due to the Parent related to the Services Agreement are settled by offsetting such amounts in the Company's intercompany account with the Parent, which are included in receivable from parent, affiliates, and employees in the Statement of Financial Condition.

From time to time, the Company makes loans to key employees. Total employee loans outstanding as of December 31, 2021, is approximately $859,477. These loans bear interest and mature at various dates. Included in this balance are promissory loans that will be forgiven, together with accrued interest if the employees continue to render services to the Company.

Certain management employees of the Company are also members of the Parent.

As disclosed in Note 6, one of the Company's clearing brokers, Goldman, Sachs & Co., is an affiliate of one of the Company's Members, Goldman Sachs Group, Inc.

11. **Commitments and Contingent Labilities**

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. As of December 31, 2021, there were no unasserted claims or assessments that management is aware of or that legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

In May 2021, the U.S. Securities and Exchange Commission filed a complaint against BTIG, LLC alleging violations by BTIG, LLC of certain regulatory rules related to trade order marking and related matters. BTIG, LLC and the U.S. Securities and Exchange Commission have reached a tentative settlement of this matter, but as of the date of the issuance of this report such settlement has not been finalized. BTIG, LLC has fully accrued for amounts set forth in the tentative settlement with the U.S. Securities and Exchange Commission.

12. **Leases**

The Company recognizes operating leases that are longer than one year on the balance sheet as a right of use ("ROU") asset and a corresponding lease liability. The ROU asset and lease liability is initially measured using the present value of the lease payments.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The Company elects to not separate lease components and non-lease components. The weighted average lease term of the aggregate leases is thirteen years and weighted average discount rate used to calculate the present value of lease payments was 5.0% at December 31, 2021. The last of these leases expire in June 2035. It was determined that these operating leases include fixed rental payments.

Maturities of operating lease liabilities for the five years subsequent to December 31, 2021, and thereafter, are as follows:

**Years Ending December 31**

| | |
|---|---:|
| 2022 | $ 6,188,284 |
| 2023 | 5,949,179 |
| 2024 | 5,691,074 |
| 2025 | 5,704,009 |
| 2026 | 5,621,390 |
| 2027 and thereafter | 49,695,921 |
| Total minimum lease payments | 78,849,857 |
| Less: Discount | (21,647,381) |
| Operating lease liabilities | $ 57,202,476 |

13. **Subsequent Events**

The Company has evaluated subsequent transactions and events after the balance sheet date through February 25, 2022, the date these financial statements were available to be issued. There have been no

material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.

14. **SEC RULE 15C3-3**

The Company is exempt from the Reserve Requirements of computation according to the provisions of Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.